Mail Stop 3561

September 11, 2008

By Facsimile and U.S. Mail

Mr. Stephen L. Day
President and Chief Executive Officer
Dover Saddlery, Inc.
525 Great Road
Littleton, MA   01460

>   **Re: Dover Saddlery, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Form 10-Q for the Fiscal Quarters Ended**
>   **March 31, 2008 and June 30, 2008**
>   **File No. 0-51624**

Dear Mr. Day:

	We have reviewed the supplemental reports you provided us and the response dated June 16, 2008 as well as your filings and have the following comments. As noted in our comment letter dated May 23, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Business

The Company, page 2

1.	We have read your response to our prior comment one regarding your disclosure of product revenue information, but we believe, as discussed below, that there may be additional factors that have not been analyzed which indicate the products within your single group of specialty retail equestrian products are not similar for the purpose of paragraph 37 of SFAS 131. In this regard, in your determination that the products were essentially similar, please tell us what characteristics you considered. For example, please tell us if your equestrian products have similar production processes, class of customers and economic characteristics as evidenced by similar rates of profitability and

similar opportunities for growth.   As previously noted, your disclosure on pages 2 and 31 clearly states the products you offer fall in the following three main groupings or categories: (1) saddles and tack; (2) specialized apparel; and (3) horse care and stable products, and your website also lists several product groupings that align with the three main categories above. In your response, please support the similarities of the characteristics of these three main product categories which you state constitute one single category, specialty retail equestrian products. If you have otherwise determined that reporting revenue for each group of similar products is impracticable, please confirm you will disclose that fact in future filings and show us what your disclosure will look like revised. Refer to Item 101(c)(1)(i) of Regulation S-K and paragraph 37 of SFAS 131.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Segment Information, page 50

2.   We have reviewed the internal financial information and your response to our prior comment four regarding your compliance with the segment reporting and disclosure requirements of SFAS 131. The internal financial reports regularly reviewed by your chief operating decision maker and the Board to assess performance represents discrete financial information for your direct and retail sales channels. We also note the weekly sales reports and statements of income reviewed as included in Exhibits B and C provide separate financial data on merchandise costs and returns for both direct and retail sales channels. Further, with respect to the allocation of resources, we note the production and distribution of catalogs that support principally your direct sales channel as well as your decision to lease space and open new retail stores in selected markets. Accordingly, we believe the information being reviewed satisfies the requirements of paragraph 10 and your direct and retail sales channels each represent operating segments. Based on the fact the methods of distribution are dissimilar for your direct and retail sales channels, it would appear these two segments do not meet the aggregation criteria in paragraph 17, and each should be presented as reportable segments to comply with SFAS 131. Please advise or revise your segment presentation and related disclosures to report separately the operating results for you direct and retail sales channels and provide, as applicable, the disclosures required in paragraphs 25 through 33 of SFAS 131 showing us what your revised disclosures will look like.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Consolidated Performance and Trends, page 11

3.   We note the recent quarterly and year-to-date declines in net revenues and gross profit in 2008 is probably reflective of the slowing economy. With the continuing decline in consumer spending and overall negative economic and retail climate, including cost increases in food and energy, please revise your disclosure in future filings to discuss how you expect these trends to impact your business in future periods. Also, discuss if the recent negative economic trends have or will impact your schedule of new store openings and cause a decrease in capital spending in future periods. Refer to Item 303(a)(3) of Regulation S-K. Please show us what your revised disclosures will look like.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief